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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              --------------------

                                   CELANESE AG
                            (Name of Subject Company)
                              CELANESE CORPORATION
              (Translation of Subject Company's name into English)

                                   CELANESE AG
                        (Name of Person Filing Statement)

                          Ordinary Shares, No Par Value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                              Julie K. Chapin, Esq.
                          Vice President and Secretary
                          Celanese Americas Corporation
                                86 Morris Avenue
                                Summit, NJ 07901
                                 (908) 522-7500
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               W. Jeffrey Lawrence
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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             This constitutes Amendment No. 4 to the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission by Celanese AG, a stock corporation organized under the laws of Germany, on February 10, 2004 and amended by Amendment No. 1 to the Schedule 14D-9 filed on March 2, 2004, Amendment No. 2 to the Schedule 14D-9 filed on March 3, 2004 and Amendment No. 3 to the Schedule 14D-9 filed on March 15, 2004 (the "Schedule 14D-9"). The Schedule 14D-9 was filed in response to the offer by BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, to purchase all outstanding registered ordinary shares, no par value, of Celanese AG at a purchase price of EUR 32.50 per share in cash, without interest.

Item 2.  Identity and Background of Filing Person.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto immediately after the words "Exhibit (a)(1)" in the second paragraph thereof:

         ", as amended and supplemented by Section II.2(a) and (b) of the Reasoned Opinion of the Management Board in response to the March 12, 2004 supplement to the Offer, attached as Exhibit (a)(18),"

Item 4.  The Solicitation or Recommendation.

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         (1) By adding the following immediately after the words "Exhibit
(a)(1)":

         ", as amended and supplemented by Section II.1, Section II.2(c) and
         Section II.3 of the Reasoned Opinion of the Management Board in response to the March 12, 2004 supplement to the Offer, attached as Exhibit (a)(18),"

         (2) By adding the following immediately after the words "Exhibit
(a)(2)":

         ", as amended and supplemented by Section 1, Section 2, Section 3 and
         Section 4 of the Reasoned Opinion of the Supervisory Board in response to the March 12, 2004 supplement to the Offer, attached as Exhibit
         (a)(19),"

Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the following:

(1) Exhibit (a)(16) of the Schedule 14D-9 is hereby deleted and replaced by the following:

(a)(16) Questions and Answers posted on the Celanese AG intranet on March 17, 2004 and used, beginning March 17, 2004, as a script for the Celanese AG investor hotline.

(2)       The following exhibits are added hereby:

(a)(18)   Reasoned Opinion of the Management Board of Celanese AG pursuant to
          Section 27(3) of the German Securities Acquisition and Takeover Act, dated March 16, 2004 and published March 17, 2004, in response to the March 12, 2004 supplement to the Offer.

(a)(19)   Reasoned Opinion of the Supervisory Board of Celanese AG pursuant to
          Section 27(3) of the German Securities Acquisition and Takeover Act, dated and published March 17, 2004, in response to the March 12, 2004 supplement to the Offer.

(a)(20) Letter from the Management Board of Celanese AG to the holders of ordinary shares of Celanese AG, dated March 16, 2004 and mailed to shareholders on March 17, 2004.


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(a)(21)   Notice of Availability of the Reasoned Opinion of the Management Board
          of Celanese AG in response to the March 12, 2004 supplement to the Offer and the Reasoned Opinion of the Supervisory Board of Celanese AG in response to the March 12, 2004 supplement to the Offer, dated March 17, 2004 and to be published March 18, 2004 (English translation of notice published in the Borsen-Zeitung in German only).

(a) (22) Text of advertisement to be published by Celanese AG in selected German newspapers from March 18, 2004 through March 29, 2004 (English translation of publication made available in German only).

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CELANESE AG


                                   By:  /s/ Perry W. Premdas
                                        --------------------------------------
                                        Name:  Perry W. Premdas
                                        Title: Member of the Board of Management
                                               and Chief Financial Officer


                                   By:  /s/ Dr. Andreas Pohlmann
                                        --------------------------------------
                                        Name:  Dr. Andreas Pohlmann
                                        Title: Member of the Board of Management
                                               and Chief Administrative Officer



Dated:  March 17, 2004


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


                                  EXHIBIT INDEX


Exhibit    Description
-------    -----------

(a)(16) Questions and Answers posted on the Celanese AG intranet on March 17, 2004 and used, beginning March 17, 2004, as a script for the Celanese AG investor hotline.

(a)(18)   Reasoned Opinion of the Management Board of Celanese AG pursuant to
          Section 27(3) of the German Securities Acquisition and Takeover Act, dated March 16, 2004 and published March 17, 2004, in response to the March 12, 2004 supplement to the Offer.

(a)(19)   Reasoned Opinion of the Supervisory Board of Celanese AG pursuant to
          Section 27(3) of the German Securities Acquisition and Takeover Act, dated and published March 17, 2004, in response to the March 12, 2004 supplement to the Offer.

(a)(20) Letter from the Management Board of Celanese AG to the holders of ordinary shares of Celanese AG, dated March 16, 2004 and mailed to shareholders on March 17, 2004.

(a)(21) Notice of Availability of the Reasoned Opinion of the Management Board of Celanese AG in response to the March 12, 2004 supplement to the Offer and the Reasoned Opinion of the Supervisory Board of Celanese AG in response to the March 12, 2004 supplement to the Offer, dated March 17, 2004 and to be published March 18, 2004 (English translation of notice published in the Borsen-Zeitung in German only).

(a) (22) Text of advertisement to be published by Celanese AG in selected German newspapers from March 18, 2004 through March 29, 2004 (English translation of publication made available in German only).



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